                                    FORM 6-K

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF: AUGUST, 2005

                        COMMISSION FILE NUMBER: 001-32272

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                        LMS MEDICAL SYSTEMS INC./SYSTEMES
                                MEDICAUX LMS INC.
                               (REGISTRANT'S NAME)

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      5252 DE MAISONNEUVE BOULEVARD QUEST, STE 314, MONTREAL QUEBEC H4A 3S5
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]   Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [_]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2005

                                          LMS MEDICAL SYSTEMS INC./SYSTEMES
                                          MEDICAUX LMS INC.

                                          By: /s/ Yves Grou
                                              ----------------------------------
                                              Yves Grou
                                              Chief Financial Officer

EXHIBITS
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Exhibit 1   First Quarter Interim Consolidated Financial Statements and
            Management's Discussion & Analysis of LMS Medical Systems Inc./
            Systemes Medicaux LMS Inc.

Exhibit 2   Press Release dated August 12, 2005 issued by LMS Medical Systems
            Inc./ Systemes Medicaux LMS Inc.

Exhibit 3   Management Proxy Circular of LMS Medical Systems Inc./ Systemes
            Medicaux LMS Inc.